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FOIA Confidential Treatment Request

Confidential Treatment Requested by Hyperion Therapeutics, Inc.

July 3, 2012

VIA EDGAR AND ELECTRONIC MAIL

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 13, 2012, as amended May 24, 2012 and June 18, 2012
File No. 333-180694

Dear Mr. Riedler:

On behalf of Hyperion Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with supplemental information concerning the pricing for the Company’s offering, which the Staff indicated in its letter of comment dated June 8, 2012, is relevant to the Staff’s consideration of a valuation to be used for stock based compensation expense. Specifically, comment 3 of that letter provided:

3.	When you have determined the estimated IPO price, please update your discussion in this section as appropriate. Please continue to update your discussion of the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price up until the time of effectiveness of your registration statement. We will continue to evaluate your stock compensation until an IPO price has been set.

Described in detail on pages 61 and 62 of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are the factors considered in estimating the fair value of the Company’s common stock in order to determine the grant date fair market value of the Company’s stock options granted on April 15, 2011 and April 16, 2012. As disclosed in Amendment No. 2, the Company granted options to purchase an aggregate of 2,760,950 shares of common stock on April 16, 2012, with an exercise price of

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Securities and Exchange Commission	FOIA Confidential Treatment Request
July 3, 2012	Confidential Treatment Requested by Hyperion
Page 2	Therapeutics, Inc.

$1.20 per share (or $7.31 per share as adjusted for the anticipated reverse stock split). As of the date of the stock option grants on April 16, 2012, the Company’s board of directors determined the fair value of the Company’s common stock to be $1.20 per share (or $7.31 per share as adjusted for the anticipated reverse split). This determination was based upon a combination of factors described in Amendment No. 2 on page 62 as it related to March 2012 valuation.

The Company currently expects to file an amendment to the Registration Statement on or prior to July 9, 2012, with the price range for the offering. On July 2, 2012, the Company preliminarily determined, after consultation with its underwriters, that the anticipated price range will be $[***] to $[***] per share with a midpoint of $[***] per share, after giving effect to an anticipated reverse stock split of the Company’s common stock of 6.09 to 1, representing approximately a $[***] million pre-money enterprise valuation and assuming a $50 million offering. The enterprise value for the anticipated price range was determined using the methods consistent with the Company’s approach to the fair value of common stock in connection with stock option grants.

The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value of the Company’s common stock, but was determined based in part on negotiations between the Company and its underwriters. Among the factors that were considered in setting the price range were: the general conditions of the securities markets; a receptive public trading market for pre-commercial biotechnology companies such as the Company; sufficient demand for the Company’s common stock to support a $50 million offering; commercial stage orphan company revenue trading multiples; and consideration of pre-commercial biotechnology IPO valuations since 2009.

In addition, the Company believes the difference between the April 16, 2012, fair value of its common stock and the anticipated price range is a result of the following factors:

•

assumption that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore the price range excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Company’s board of directors’ fair value determination in and prior to April 2012;

•	assumption that a successful IPO with no weighting attributed to any other outcome for the Company’s business has occurred;

•	the consideration in April 2012 of a scenario in which the Company would remain a private company and a scenario to reflect the uncertainty of a successful conclusion to the IPO; and

•

the consideration of the Company’s positive Phase II HE results, which were unblinded in May 2012, in which the Company met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo.

The Company additionally notes that it also performed a sensitivity analysis related to the stock option expense for the April 16, 2012 stock option grants using a common stock price at the low end and midpoint of the range and the incremental annual stock compensation was insignificant, representing approximately $155,000 and $250,000, respectively, in additional stock compensation expense.

Securities and Exchange Commission	FOIA Confidential Treatment Request
July 3, 2012	Confidential Treatment Requested by Hyperion
Page 3	Therapeutics, Inc.

In the next amendment of the Registration Statement, the Company will include disclosure of the reasons for the differences between the anticipated price range and the fair value as of the date of the last option grant. Such disclosure will be consistent with the above explanation.

*     *     *

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.

Jeffrey S. Farrow, Hyperion Therapeutics, Inc.

Jon Layman, Hogan Lovells US LLP

Mark B. Weeks, Cooley LLP

Brett D. White, Cooley LLP